ISSUER FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No.: 333-249680
Dated January 21, 2021

Aurora Cannabis Inc.

Treasury Offering of Units

January 21, 2021

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (except Québec). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision

Terms and Conditions

Issuer:	Aurora Cannabis Inc. (“Aurora” or the “Company”).

Amount:	US$125,400,000 with an additional 10% over-allotment option.

Issue:	Treasury offering of 12,000,000 units of the Company (“Units”)

Issue Price	US$10.45 per Unit

Units:	Each Unit consists of one common share of the Issuer (a “Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”).

Common Share Purchase Warrants:	Each whole Warrant will entitle the holder to acquire one Share from the Company at a price of US$12.60 per Share for a period of 36 months following Closing.

Over-Allotment Option:	The Company has granted the underwriters an option, exercisable at the Issue Price at any time up to 30 days following the closing of the offering, to purchase up to an additional 10% of the offering (which may be comprised of the acquisition of additional Units, Shares and/or Warrants) to cover overallotments, if any.

Use of Proceeds:	The Company intends to use the net proceeds of the offering for general corporate purposes, which may include opportunistically reducing debt. The Company believes that the Offering fits with its broader strategy to have a strong balance sheet while maintaining maximum flexibility to invest and build towards being a leader in global cannabinoids.

Listing:	Application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) and the Warrants on the TSX. Listing will be subject to fulfilling all the listing requirements of the TSX and NYSE, respectively, including distribution of the Warrants to a minimum number of public security holders. The existing common shares of the Company are listed on the TSX under the symbol “ACB” and the NYSE under the symbol “ACB”.

Form of Offering: Bought Deal	Public offering by way of a final base shelf prospectus and prospectus supplement filed in each of the provinces of Canada (except Québec) and pursuant to the multijurisdictional disclosure system in the United States.

Eligibility:	Eligible for DPSPs, RDSPs, RESPs, RRIFs, RRSPs and TFSAs.

Bookrunners:	BMO Capital Markets and ATB Capital Markets

Underwriting Fee:	4.75%

Pricing Date:	January 21, 2021

Closing:	January 26, 2021

The Company has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you may request it from BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 (905-791-3151 Ext 431; torbramwarehouse@datagroup.ca) or from BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (800-414-3627; bmoprospectus@bmo.com); or from ATB Capital Markets Inc., Attn: Gail O’Connor, 410-585 8th Ave SW, Calgary, Alberta, T2P 1G1 (+1 (403) 539-8629; atbcm_dealflow@atb.com).

Investing in securities of the Company involves a high degree of risk. You should carefully review the risks outlined in the final base shelf prospectus (together with any prospectus supplement) and in the documents incorporated by reference in the final base shelf prospectus and any prospectus supplement and consider such risks in connection with an investment in such securities. See “Risk Factors” in the final base shelf prospectus. Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in the final base shelf prospectus. Prospective investors should read the tax discussion contained in the applicable prospectus supplement with respect to the offering described herein.